Filed by Companhia Siderúrgica Belgo-Mineira
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Companhia Siderúrgica de Tubarão
Commission File No.132-02304

     THE FOLLOWING ARE PRESS RELEASES MADE PUBLIC BY ARCELOR, THE
CONTROLLING SHAREHOLDER OF COMPANHIA SIDERÚRGICA BELGO-MINEIRA
(“BELGO”), AND RELATE TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO
DE AÇÕES) OF COMPANHIA SIDERÚRGICA DE TUBARÃO (“CST”) WITH BELGO

* * * * *

     These materials may include forward-looking statements. These forward-looking statements are based largely on ARCELOR’s, BELGO’s and CST’s current beliefs, expectations and projections about future events and financial trends affecting their businesses. These forward-looking statements, among other things, relate to:

  management strategy;
  trends in the world steel market;
  operating efficiencies;
  integration of new business units;
  market position;
  revenue growth;
  taxable income;
  cost savings;
  capital expenditures;
  dividends expectations;
  influence of controlling shareholders;
  litigation; and
  the timetable for the merger of shares and certain transactions described in this prospectus.

     Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect ARCELOR’s, BELGO’s and CST’s current expectations.

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They are subject to a number of risks and uncertainties, including but not limited to changes in regulation, the global and local steel industry and local economic conditions.

     In light of the many risks and uncertainties surrounding the steel industry, the forward-looking statements contained in these materials may not be realized. You are cautioned not to place undue reliance on any forward-looking information.

     All forward-looking statements included in these materials are based on information available as of this date. BELGO undertakes no obligations to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The foregoing list of uncertainties is not exhaustive.

     Investors and security holders are urged to read the prospectus regarding the strategic business combination transaction, which BELGO will file with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4, because it will contain important information. Investors and security holders are able to obtain a free copy of the materials filed herewith on the website at www.arcelor.com or with the Commission on the Commission’s website at www.sec.gov. Other documents to be filed by BELGO with the Commission, including the Registration Statement, will also be available at www.sec.gov or may be obtained for free from BELGO.

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EXHIBIT INDEX

Exhibit
Number	Description

1	Press Release, dated July 28, 2005

2	Press File, dated July 28, 2005

3

Exhibit 1

Press release

Arcelor to combine Brazilian operations in a single company

Luxembourg, 28 July 2005. Arcelor will combine all its Brazilian long and flat carbon steels businesses (CST, Vega do Sul and Belgo) in a single company. With the majority stake held by Arcelor, the new company will be listed on Brazil’s São Paulo stock exchange.

Arcelor CEO Guy Dollé said: “This move consolidates our role as Latin America’s leading steelmaker and generates new opportunities for all stakeholders. It is a strong symbol for Arcelor’s massive, long term commitment to Brazil and a clear expression of our global growth strategy.”

CST, flat carbon steelmaker, and world leader in the slab market (semi-finished products for flat carbon steel production) with a market share of 20%, has invested in a hot rolling mill to supply Vega do Sul. Vega do Sul specializes in cold rolling, pickling, and galvanisation and is a major supplier to the Brazilian car manufacturing industry and household goods manufacturers. Belgo is the largest producer of long carbon steels in Latin America, specializing in particular in the production of drawn wires, rods and rolled steel products for the civil engineering and building sector.

The new Brazilian operation reinforces Arcelor’s position in Brazil, both on the domestic market and as an exporter.

The existing companies will be combined through successive share conversions and exchange operations at prices based on an economic and financial evaluation, namely 1 (one) “New Belgo” share for 9.32 CST shares. The process is expected to be completed in the fourth quarter.

By becoming the preferred vehicle for Arcelor’s growth in this area, the new Brazilian operation will consolidate the group’s role throughout Brazil and Latin America and prepare the ground for its expansion on the North American markets in the downstream business.

The operation is described in detail on the web sites of Belgo (www.belgo.com.br) and CST (www.cst.com.br), on the CVM site (www.cvm.gov.br) and on the web site of the São Paulo Securities Stock Exchange (Bovespa - www.bovespa.com.br)

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 95,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Corporate Communications		Investor Relations
Tel: +352 4792 5000		Martine Hue:	+352 4792 2151
E-mail : press@arcelor.com			00 800 4792 4792 (toll-free number from EU and Switzerland)
Patrick Seyler:	+352 4792 2360		+33 1 41 25 98 98
Luc Scheer :	+352 4792 4455		E-mail: Investor.relations@arcelor.com
Jean Lasar	+352 4792 2359
(France)
Sandra Luneau:	+33 1 41 25 65 04
(Spain)
Ignacio Agreda:	+34 94 4894162
Oscar Fleites:	+34 985 1260 29
Arcelor S.A. 19, avenue de la Liberté L–2930 Luxembourg www.arcelor.com

Exhibit 2

Arcelor, World Leader in Steel, now Number 1 in Brazil and Latin America

Press File July 28th, 2005

Corporate Communications	Investor Relations
Telephone: +352 4792 5000	Martine Hue: +352 4792 2151
E-mail : press@arcelor.com	00 800 4792 4792
Patrick Seyler: +352 4792 2360	+33 1 41 25 98 98
Luc Scheer : +352 4792 4455	investor.relations@arcelor.com
Jean Lasar +352 4792 2359

(France)
Sandra Luneau: +33 1 41 25 65 04

(Spain)
Ignacio Agreda: +34 94 4894162
Oscar Fleites: +34 985 1260 29

Arcelor S.A.
 19, avenue de la Liberté L–2930 Luxembourg

Arcelor in Brazil

Today, Arcelor announced the consolidation of its activities in Brazil into a majority-controlled holding company quoted on the São Paulo stock exchange under the Arcelor Brasil name.

Arcelor has thus become not only number 1 in Brazil, but also number 1 in Latin America.

Present in Brazil for over 80 years, Arcelor, a worldwide leader in steel, has chosen this nation at its first region for growth outside of Europe.

A few key figures for Arcelor in Brazil:
  N° 1 in Brazil
  15,000 employees
  25 sites producing and transforming the entire steel product range
  Investments of 4 billion dollars over a period of five years

Brazil covers 8.5 million km2 with a total population of 176.3 million. Thanks to a modern and dynamic steel industry, Brazil occupies the 8th place amongst worldwide steel producers with a production of 32.9 million tons. It holds the 8th rank for exports with sales of 11.5 billion dollars and 57,000 employees. With a market share of 53% of total Latin American steel production, it enjoys an unrivalled leadership on this continent.

Brazil is exceptionally attractive due to the size of its domestic market, its iron ore resources, its infrastructure and low production costs. In the context of the increasing economic globalisation, Brazil benefits from exceptionally competitive advantages. The situation, size and competitiveness of its installations, as well as highly qualified labour, have made Brazil a player of choice in the world steel market place. The profound changes of the past ten years in this industry illustrate Brazil’s dynamism as it has managed to reach the same productivity levels as the world leaders.

Since 1990, this success has been closely linked to the implication of the Arcelor Group, now the number 1 producer in Latin America thanks to its Brazilian entities CST, Belgo and Vega do Sul, to its participation in Acesita, and to its Argentinian subsidiary, Acindar.

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CST (Companhia Siderúrgica de Tubarão): CST, which exports more than 60% of its production, is a world leader in slabs with a 20% market share. This entity is located in an exceptional geographic region: a coastal production site linked to one of the main rail lines – one of the well-known “export corridors” used by Brazilian miners to transport high grade iron ore from Minas Gerais to the coast. CST was significantly modernized from 1996 to 1998, particularly with the construction of a second blast furnace, which enabled it to pass the 5 Mt production mark in 2000, and which was completed with the addition of a 2 Mt rolling mill to provide hot-rolled coils to the Vega do Sul unit. Launched in 2004, a third investment composed of a blast furnace, a converter and continuous casting unit, as well as a coking plant in partnership with Belgo, will increase CST’s capacity in 2007 to 7.5 Mt of steel.

CST is located in Serra (the region of Grande Vitoria in the State of Espírito Santo), along the mineral port of Praia Mole, also home to Brazilian mining giant CVRD’s installations for treating iron ore (pelletizing) that were created in the context of the export strategy promoted by the Brazilian government in the 1970s. The objective was to turn Brazil from a mere exporter of mining products to a full-fledged industrial exporter of semi-finished and finished, high value-added, products.

Belgo: the largest Brazilian producer of long carbon steels, specialised in the production of drawn wire products, wire rod and rolled steels for the construction sector. Belgo’s activity is distributed over four plants in the Minas Gerais, its historical site, and two plants in Espírito Santo and the State of São Paulo. Its sales have multiplied by four over the past ten years and the company has become a world reference for its speciality. Belgo expanded in Latin America by gradually taking control of Argentinian group Acindar (wire rod, tubes, drawn wire products) with its four production units. Belgo has 7,000 employees in Brazil and 3,200 in Argentina.

Belgo’s products are mainly aimed at the construction and industry markets with respectively 37% and 41%. The implementation of an investment plan of approximately 1 bn USD over a five-year period is designed to increase its capacity in Brazil and Argentina.

This entity was founded in 1921 by Brazilian businessmen in partnership with the Arbed Group of Luxembourg in order to produce base products to accommodate the demand of the domestic market.

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Vega do Sul: A greenfield plant built by Arcelor, this industrial site is located on the São Francisco do Sul port in the State of Santa Catarina. It includes lines for cold rolling, pickling and galvanisation designed to meet the needs of automotive manufacturers located in Mercosur as well as to serve export markets. Vega do Sul boasts an annual production capacity of 880,000 tons of cold-rolled steel and 400,000 tons of coated steel. This unit has created 700 direct and indirect jobs in the region.

The location was chosen because coiled hot-rolled strips from the new CST rolling mill in Vitória are easily transported by sea and the automotive plants are accessible thanks to a quality logistical network (sea/rail/road).

The Vega do Sul plant started operations in 2003 and represents the largest investment ever made by Arcelor in this region: 450 million dollars.

Acesita: the only integrated producer of flat and long stainless steels and flat silicon steels in Latin America.

Acesita’s production unit is located in Timóteo, in the region of the “Steel Valley” (Vale do Aço). The Timóteo unit - which celebrated its 60th anniversary in 2004, a historical record in a youthful, pioneer region – is completely integrated, combining the production of pig iron from the two blast furnaces (one of which is heated with charcoal from the forests of northern Minas Gerais) with that of high value-added products. This structure explains the competitiveness of its productivity costs. Located at the heart of the national market, 200 km from Belo Horizonte, 770 km from São Paulo and 550 km from Rio de Janeiro, its production targets the automotive industry, consumer goods (household appliances) and construction, supported by a quality distribution and logistics network (railroads, highways, access to the Espírito Santo port). Silicon steel is sold to the electric industry to produce engines, generators and transformers.

Founded in 1944 in the Minas Gerais by three Brazilian engineers, and based on the mining of a specific ore, itabirite, Acesita (formerly Companhia dos Aços Especiais de Itabira) was privatized in 1992 and associated itself to Usinor in 1998. This entity employs 3,000 individuals and has a production capacity of 800 000 tons per year.

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Summary:

The Arcelor Group is focusing its expansion efforts on countries whose economy represents high growth potential for the consumption of steel by offering innovative steel solutions to its international clients.

By consolidating its flat and long carbon steel activities into Arcelor Brasil, Arcelor intends to promote the creation of a Brazilian steel unit, a national leader and undisputed worldwide player. Arcelor Brasil is thus a vector for developing the group’s upstream activities in South America, North America and Central America.

Furthermore, as Arcelor is now listed on the Brazilian exchange, the Group intends to attract investors and become one of the key players on the BOVESPA (São Paulo Stock Exchange).

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Arcelor: Responsible corporate citizenship

Sustainable development is fundamental to Arcelor’s strategy. It is based on the four
Ps:

     Profit, because without it, there is no development;
     People, because it is the men and women of the company who make the company;
     Planet, because the preservation of the environment is a priority for any responsible company;
     and finally, Partners, because it is the fulfilment of the expectations of all Partners that ensures Arcelor’s success. “Responsible citizenship” is one of the eight priority principles created by these Ps. As a socially-conscious player, Arcelor plans to meet its responsibilities towards the communities in which it operates, its employees – notably in terms of training, health and safety at work – and the public it serves, as well as the surrounding natural environment. In particular, Arcelor matches imported technologies to the local environment.

Arcelor and sustainable development in Brazil

To demonstrate its good relations with the societies in which it operates, Arcelor supports cultural activities, sports and humanitarian organisations, both local and national.

A sponsoring partner of ,France Greffe de Moelle’ (Bone Marrow Transplantation -France) for more than 10 years, Arcelor has chosen Brazil to bring this involvement to an international level in 2004. In collaboration with the INCA, the Brazilian Cancer Institute, Arcelor financed the pediatric care unit to establish a registry for bone marrow donors, crucial in order to significantly increase the potential for transplants and patient recovery. Indeed, stem cell transplants are the only cure for certain forms of leukemia. The objective is to register 250,000 donors.

Arcelor intends to be a Brazilian citizen in Brazil, respectful of local culture and reinforcing its role as a responsible company through the various Group foundations serving local development. Its contribution reveals the significance of the challenges facing Brazil’s economy and society as it modernizes, and the battles to be won.

Health and society:

The Group deals with health issues in a variety of ways. Employees and former employees, as well as their families, benefit from complementary insurance in addition to public coverage (medical and dental services …). Arcelor also participates in a multi-faceted program to assist in creating day care centres, drug dependency clinics, retirement homes and centres for teenagers.

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The environment:

Arcelor is committed to a production in compliance with strict environmental principles and focuses its efforts on reducing atmospheric, acoustic and water nuisances resulting from its industrial processes. 96% of the water used in its industrial processes, therefore, is recycled. Arcelor is also active in a reforestation program to encourage the production of natural chacoral, thus reducing C02 levels. Various foundations sponsored by Arcelor subsidiaries are involved in the preservation of local fauna and flora and in raising the awareness of the public concerning environmental challenges.

Culture:

The Group encourages local development through foundations dedicated to education, culture and the preservation of the national patrimony.

The Arcelor Group’s responsible citizenship activities are based on partnerships with public institutions or non-governmental agencies, and specifically involve professional training, the reduction of unemployment, the environment and health.

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